

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 12, 2009

Guy Saint-Jacques
Deputy Head of Mission to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001

> **Re:** **Export Development Canada**
> **Registration Statement under Schedule B**
> **File No. 333-162531**
> **Filed October 16, 2009**

Dear Mr. Saint-Jacques:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule B filed October 16, 2009

General

1.   Please update all statistics to provide the most recent data available. In connection with this comment, please add disclosure to your registration statement discussing the impact of the current financial crisis in terms of its impact upon EDC to date and the projected impact on future operations, updating and expanding upon the discussion found in EDC's Annual Report 2008, incorporated as Exhibit 99.3 to EDC's Form 18-K filed on May 6, 2009.

2.   We note the press release *EDC Reports Business Volumes of $38.2 Billion for First Half of 2009*, available at http://news.gc.ca/web/article-eng.do?m=/index&nid=480909. Please confirm whether the financial statements incorporated by reference into your Schedule B are the most recent published by EDC.

3.   Please revise your disclosure to provide the amount of the funded debt and the estimated amount of the floating debt outstanding and to be created by the securities to be offered, excluding intergovernmental debt, and a brief description of the date, maturity, character of such debt, rate of interest, and the character of amortization provisions. Please provide this information as of the most recent practicable date.

Where You Can Find More Information, page 2

4.   Please disclose the SEC file number of the Forms 18-K and amendments incorporated by reference.

Use of Proceeds, page 4

5.   If applicable, please revise this section to the extent EDC's use of proceeds are impacted by the disclosure to be provided in response to comment one, above.

Form 18-K filed May 6, 2009

6.   We note the answers provided referring to certain information included in EDC's and Canada's Annual Reports on Form 18-K. Where a "brief" answer is indicated, please indicate the particular sections of each filing or exhibit, additionally noting the relevant file number and page numbers. Please refer to Instruction 3 of Form 18-K.

Closing Comment

        Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3399.

Sincerely,

John R. Zitko
Attorney-Advisor

cc: Via Facsimile

Robert W. Mullen, Jr.

Milbank, Tweed, Hadley & McCloy LLP
212-530-5219